UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JULY 27, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         July 27, 2004

3.       PRESS RELEASE

         The press release was released on July 27, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         July 28, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JULY 27, 2004

                  IMA'S DRILLING EXPANDS SILVER MINERALIZATION
                                 AT NAVIDAD HILL

IMA EXPLORATION INC. (IMA-TSX.V, IMXPF-OTC.BB) is pleased to announce results from drill holes 64 to 73 at the Navidad Hill and Connector zones on the Company's 100% owned Navidad Project. Six new drill holes have been completed at Navidad Hill, expanding the mineralized zone to approximately 200m long by 70 to 200m wide. Continued success at Navidad Hill will ultimately lead to a resource estimation at Navidad Hill that will add to the previously released Indicated Resource at Galena Hill of 207 MILLION OUNCES OF SILVER AND 1.1 MILLION TONNES OF LEAD (63.6 Million tonnes grading 101 g/t silver and 1.76% lead).

Ongoing  drilling  at  Navidad  Hill  has  tested   approximately  half  of  the
mineralized zone exposed on surface and continues to intersect potentially ore-grade silver mineralization (>50g/t Ag). This zone remains open along strike to the northwest and down-dip to the southwest. Highlights of results from the near-vertical, structurally controlled zone include 85M OF 83 G/T SILVER in hole NV04-70, 1.4M OF 3,975 G/T SILVER in hole NV04-73, 19M OF 149 G/T SILVER in hole NV04-71, 84M OF 247 G/T SILVER in hole NV03-07*, and 69M OF 275 G/T SILVER in hole NV03-08*.

In addition to the structurally controlled mineralization previously intersected at Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill (drill holes NV04-68 and NV04-73). This new style of mineralization demonstrates potential for moderate grade, bulk-tonnage silver targets around the south, east and west sides of Navidad Hill and into the Connector Zone. Results include 29.55M OF 145 G/T SILVER in NV04-68 starting at 52.2m downhole, and 33M OF 92 G/T SILVER starting from surface in hole NV04-73, including 7.90M OF 286 G/T SILVER.

Three new holes have been completed at the Connector Zone, two of which returned potentially ore grade intercepts including NV04-68 mentioned above. Ongoing drilling will continue to increase the density of drill data within the Connector Zone in order to allow the estimation of an Indicated Resource. For a summary of drill results from drill holes 64 to 73 and their locations please see the attached map and table, or visit the Company's web site (www.imaexploration.com).

Dr. Paul Lhotka, P.Geo. is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.

(* These results were previously released.)


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

IMA Exploration Inc.                                               July 27, 2004
News Release                                                       Page 2


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 24


           Table 1: New Navidad Hill and Connector Zone Drill Results

                                                                   (LWA)     (LWA)     (LWA)
DRILL HOLE      ZONE               FROM      TO     INTERCEPT     SILVER    COPPER     LEAD
                                    (M)      (M)       (M)         (g/t)      (%)       (%)


NV04-65         Navidad Hill       4.50     23.87     19.37          81       0.07     0.25

NV04-66         Connector Zone                 no   significant   results

NV04-67         Connector Zone    50.84     63.70     12.86         145       0.04     1.03

NV04-68         Connector Zone    52.20     81.75     29.55          98       0.03     0.40

NV04-69         Navidad Hill       3.00    103.95    100.95          53       0.07     0.07
  including                       29.43     34.69      5.26          78       0.22     0.08
  and                             63.83     66.05      2.22         232       0.02     0.02

NV04-70         Navidad Hill       3.00     87.75     84.75          83       0.09     0.04
  including                       58.30     62.85      4.55         421       0.23     0.06
  and                             81.10     87.75      6.65         175       0.12     0.03

NV04-71         Navidad Hill       3.00     88.50     87.70          54       0.12     0.03
  including                       69.50     88.50     19.00         149       0.15     0.02
  including                       78.15     85.50      7.35         265       0.21     0.05

NV04-72         Navidad Hill      45.01     53.85      8.84          46       0.04     0.04

NV04-73         Navidad Hill       3.00     36.40     33.40          92       0.04     0.80
  including                       28.50     36.40      7.90         286       0.17     1.19
  and                             58.00     59.40      1.40       3,975       0.88     0.16


Notes:    1.   All length weighted averages (LWA) are "uncut".
          2.   A complete  list of all results and collar  locations  to date is available on IMA's website (www.imaexploration.com).
          3.   True     thicknesses     in    the    case    of     sub-vertical
               structurally-controlled mineralization at Navidad Hill are likely approximately  70% of the intercept  length;  true thicknesses in
               the   case   of    sub-horizontal    stratigraphically-controlled
               mineralization are likely between 70 and 100% of the intercept length.


                                [OBJECT OMITTED]
              [Omitted Object - Map of Navidad Hill Drill Results]
        [See Company's Web site for copy of map - www.imaexploration.com]